Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Graf Global Corp.

Commission File No.: 001-42142

Date: July 28, 2026

On July 28, 2026, O'Shea Jackson (“Ice Cube”), an executive officer of BIG3 HoldCo LLC, which is a party to the previously disclosed Business Combination Agreement, dated as of June 12, 2026, with Graf Global Corp. and Halfcourt Holdco, Inc., among other parties, participated in an interview with FOX Business’ Making Money. The transcript of said meeting can be found below:

Charles Payne (00:01):

All right folks, my next guest came onto the scene with the rap group NWA. Then he appeared in over 40 movies, including the Friday movies, Barbershop series, and Are We There Yet? And of course, Ride Along. And now he's making big moves in the sports world, which by the way, Apollo says is a $2.5 trillion opportunity. Joining me now, BIG3 co-founder and CEO, Ice Cube.

Ice Cube (00:26):

How you doing?

Charles Payne (00:26):

I'm good, my man. I'm good. We're going to discuss the BIG3 in a moment, but I got to tell you, I've been following your career from day one. And when I research you, one of the things that I find so important is you come from a strong family foundation. And we talk about success all the time on this show, on this network. Why is that so important? Because you went through a lot of challenges and I know that might have been the key reason you overcame them.

Ice Cube (00:52):

Oh yeah, definitely family support is big because you really need people to lean on when times get tough, especially in a business like entertainment. When I was young, I was a teenager when I got into it, and you're not as sophisticated and don't know the ins and outs that you're facing. So you need a strong family to help you through that without suffering the things that entertainment has lined up for young stars.

Charles Payne (01:28):

I got to tell you, so I've watched the BIG3 since inception and I'm a little jealous because I grew up playing 3-on-3 and I'm saying, "Golly, why didn't I think of that?" Everyone's playing it. You have the foresight to say this could be a league and not just any league, but a big league. Walk us through just your moment of saying, "This could be something huge and I'm going to take care of it."

Ice Cube (01:53):

Well, I grew up playing 3-on-3, loving 3-on-3, even more than five on five because you get more action. And I always wonder why wasn't it professionalized? Why wasn't it kind of grown to the level of the NBA? And I looked around and nobody was doing it. And it was kind of laying there dormant. And we were like, "Yo, let's professionalize it and get the best in the world to play." Basketball is one sport that plays all over the world. Like boxing or like soccer, basketball's played everywhere and people will be surprised that there's more three-on-three played in the world than five-on-five. And so it was just sitting there ready.

Charles Payne (02:42):

So you go on public, your symbol's going to be T-O-N-T, 3-on-3. It's a big move. Congratulations. The transaction valued at almost 300 million. But why go public? Why be publicly traded?

Ice Cube (02:59):

The time is right. We've grown the league to have millions of fans and we're in the age of interaction. With sports is the last thing you can really interact with. And in the world of AI, sports is the last frontier when it comes to having those experiences. Maybe concerts, but sports is more global. And so it's right there. It's like a situation where people who love the league, why shouldn't they grow with it? Why should just the billionaires have all the fun, so to speak? It's really about, I want the public to love this league, to grow with this league, and they should be a part of the action.

Charles Payne (03:50):

Yeah. And again, they can invest in it, which is something that's a theme in this show. By the way, amazing talent from top to bottom, the commissioner, the coaches, everything. Before I let you go, the question everyone keeps asking me when I said Ice Cube's going to be in the shows. When's the next Friday movie coming out, my man?

Ice Cube (04:09):

Soon. We actually just turned the script in. We got a thumbs up from New Line, Warner Brothers, which is great. And now we're on our way to. We got to pay some people and we going to make a movie. It's going to be

Charles Payne (04:25):

Great. Ice Cube, you've done it all. Congratulations. We'll keep watching.

Ice Cube (04:30):

No doubt.

Charles Payne (04:31):

All right.

Ice Cube (04:32):

BIG3.

Charles Payne (04:33):

BIG3.

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

An investor presentation, the Business Combination Agreement (“BCA”), dated as of June 12, 2026, by and among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), Halfcourt Holdco, Inc. (“Pubco”) and the other parties thereto, and related transaction documentation were filed with the SEC as exhibits to Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2026, and available on the SEC website at www.sec.gov.

In connection with the proposed business combination, the parties to the BCA (the “Parties”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that PubCo and BIG3 intend to file in connection with the proposed business combination (the “Registration Statement”), and after the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination.

This communication is not a substitute for the Registration Statement or any other document that may be filed by the Parties with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Parties and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement, which is expected be filed by PubCo and BIG3 with the SEC. Investors, shareholders and other interested persons are urged to read the Registration Statement and proxy statement/prospectus included therein and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors, shareholders and other interested persons will be able to obtain free copies of the Registration Statement and proxy statement/prospectus and other documents containing important information about the Parties through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Parties, the proposed business combination and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the assets held by the Parties, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of PubCo, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination and the level of redemptions of GRAF’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by the Parties to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against the Parties or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.